UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

Xenia Hotels & Resorts, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

984017 103

(CUSIP Number of Class of Securities)

Marcel Verbaas

President and Chief Executive Officer

Xenia Hotels & Resorts, Inc.

200 S. Orange Avenue, Suite 1200

Orlando, Florida 32801

Telephone: (407) 317-6950

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copies to:

Cathy A. Birkeland

Roderick O. Branch

Laura P. Bauer

Latham & Watkins LLP

330 N. Wabash Avenue, Suite 2800

Chicago, Illinois 60611

(312) 876-7700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$125,000,000	$14,525.00

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to $125,000,000 in value of shares of Xenia Hotels & Resorts, Inc. common stock, par value $0.01 per share.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, equals $116.20 per million dollars of the aggregate value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$14,525.00	Filing Party	Xenia Hotels & Resorts, Inc.
Form or Registration No:	Schedule TO	Date Filed	February 4, 2015

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed by Xenia Hotels & Resorts, Inc., a Maryland corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on February 4, 2015 (together with any amendments or supplements thereto, including this Amendment, the “Schedule TO”), which relates to the offer by the Company to purchase up to $125,000,000 in value of its shares of common stock, par value $0.01 per share (the “Shares”) at a price specified by the tendering shareholders of not greater than $21.00 nor less than $19.00 per Share, net to the seller in cash, less the withholding of any applicable taxes and without interest.

The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 4, 2015 (the “Offer to Purchase”) and in the related Letter of Transmittal and Important Instructions and Information, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”).

This Amendment is being filed to amend and supplement the Schedule TO. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assinged to such terms in the Schedule TO.

Amendment to Offer to Purchase

The information set forth in the Offer to Purchase under the caption “Section 14. Certain Information About the Company” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding to the bullet-point list under the subheading entitled “Incorporation by Reference” the following:

•	Our Current Report on Form 8-K filed on February 24, 2015

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Xenia Hotels & Resorts, Inc.

Date: February 24, 2015	By:	/s/ Marcel Verbaas
	Name:	Marcel Verbaas
	Title:	President and Chief Executive Officer